

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2016

Douglas P. Solomon
Senior Vice President
NetSuite Inc.
2955 Campus Drive, Suite 100
San Mateo, CA 94403

     Re: **NetSuite Inc.**
             Schedule 14D-9
             Filed August 18, 2016
             File No. 005-83718

Dear Mr. Solomon:

     We have limited our review of the filing to the issue we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to the filing and the information you provide in response to this comment, we may have additional comments.

Certain Prospective Financial Information about NetSuite, page 35

1. We note that non-GAAP financial measures have been included in the projections on page 36. Please provide the reconciliation required under Rule 100(a) of Regulation G, or advise us why such reconciliation has not been provided or otherwise is not required.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In response to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission form taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer López, Attorney-Adviser, at (202) 551-3792 or me at (202) 551-3266 with any questions regarding our comments.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Larry W. Sonsini
        Wilson Sonsini Goodrich & Rosati